SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40 F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No   x

Form 20-F   x   Form 40 F _____

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

Assets	**June 30, 2002**	**December 31, 2001**
Current assets:		
Cash and cash equivalents	$ 148.0	$ 1,140.5
Investments	61.8	61.9
Trade receivables, net	642.3	492.0
Inventories	414.3	379.5
Deferred income tax assets	147.4	147.4
Other current assets	69.7	48.5
Total current assets	1,483.5	2,269.8
Property, plant and equipment, net	652.5	643.8
Intangible assets, net	980.0	1,008.2
Long term deferred income tax assets	95.0	98.1
Other assets	51.4	50.9
Total assets	$ 3,262.4	$ 4,070.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 121.1	$ 108.6
Short term borrowings	1,303.7	805.5
Current maturities of long term debt	23.8	29.4
Other current liabilities	652.2	667.8
Total current liabilities	2,100.8	1,611.3
Long term debt, net of current maturities	90.1	697.4
Long term deferred income tax liabilities	95.8	103.3
Other long term liabilities	247.9	269.2
Contingencies		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share, 306,975,000 shares and 300,000,000 shares authorized, issued and outstanding at June 30, 2002 and December 31, 2001, respectively	42.2	42.9
Additional paid-in capital	505.5	592.0
Accumulated other comprehensive loss	(55.1)	(110.8)
Deferred compensation	(21.6)	--
Retained earnings	256.8	865.5
Total shareholders' equity	727.8	1,389.6
Total liabilities and shareholders' equity	$ 3,262.4	$ 4,070.8

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share and per share data)

	Three months ended June 30,			Six months ended June 30,		
	2002		**2001**	**2002**		**2001**
Sales	$ 809.5	$	745.9	$ 1,516.0	$	1,400.7
Cost of goods sold	234.5		219.2	444.9		403.7
Gross profit	575.0		526.7	1,071.1		997.0
Selling, general and administrative	246.8		249.5	499.2		472.7
Research and development	74.2		72.3	149.5		137.2
Amortization of intangibles	17.1		28.9	33.9		59.0
Operating income	236.9		176.0	388.5		328.1
Other income (expense):						
Gain (loss) from foreign currency, net	6.0		9.1	5.9		8.1
Interest income	9.6		13.1	16.4		28.9
Interest expense	(12.2)		(30.3)	(31.5)		(59.7)
Other	--		--	1.2		--
Earnings before income taxes	240.3		167.9	380.5		305.4
Income taxes	77.5		64.8	123.7		117.9
Net earnings	$ 162.8	$	103.1	$ 256.8	$	187.5
Basic earnings per common share	$ 0.53	$	0.34	$ 0.87	$	0.63
Diluted earnings per common share	$ 0.53	$	0.34	$ 0.87	$	0.63
Basic weighted average common shares	307,662,529		300,000,000	295,188,898		300,000,000
Diluted weighted average common shares	308,813,389		300,000,000	295,848,415		300,000,000

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

| | Six months ended June 30, | |
	2002	**2001**
Cash provided by operating activities:		
Net cash from operating activities	$ 255.3	$ 207.7
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(47.1)	(51.7)
Other	(2.5)	10.4
Net cash from investing activities	(49.6)	(41.3)
Cash provided by (used in) financing activities:		
Proceeds from issuance of long term debt	1.3	47.4
Net proceeds from short term debt	481.3	(23.7)
Dividends to common shareholder	(1,243.4)	(0.1)
Repayment of long term debt	(619.6)	(26.1)
Proceeds from sale of common shares	2,407.2	--
Redemption of preferred shares	(2,188.0)	--
Other	(42.7)	42.7
Net cash from financing activities	(1,203.9)	40.2
Effect of exchange rates on cash and cash equivalents	5.7	(27.3)
Net increase (decrease) in cash and cash equivalents	(992.5)	179.3
Cash and cash equivalents, beginning of period	1,140.5	912.0
Cash and cash equivalents, end of period	$ 148.0	$ 1,091.3
Supplemental disclosure of cash flow information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 31.4	$ 62.3
Income taxes	$ 89.5	$ 88.7

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) **Condensed Consolidated Financial Statements**

The accompanying interim condensed consolidated financial statements of Alcon, Inc. ("Alcon") and subsidiaries are unaudited. Amounts presented at December 31, 2001 are based on the audited consolidated financial statements appearing in Alcon's registration statement on Form F-1 filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's registration statement on Form F-1.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2) **Initial Public Offering**

At December 31, 2001, Alcon, a Swiss corporation, was a wholly owned subsidiary of Nestlé S.A. ("Nestlé"). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short-term borrowings. The entire payment was considered a dividend under Swiss law.

On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,188.1, after offering expenses and taxes. A portion of the IPO proceeds were utilized to repay $712.1 in short-term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short-term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(in millions, except share and per share data)

(3) **Recently Adopted Accounting Standards**

Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets".

Goodwill and Other Intangible Assets

Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Alcon did not record an impairment as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Intangible assets subject to amortization:

	June 30, 2002		December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Licensed technology	$ 506.3	$ (179.4)	$ 502.0	$ (151.6)
Other	183.9	(78.7)	182.2	(70.5)
	$ 690.2	$ (258.1)	$ 684.2	$ (222.1)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Aggregate amortization expense related to intangible assets	$ 17.1	$ 18.2	$ 33.9	$ 37.7

Alcon recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the six months ended June 30, 2002 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2001	$ 338.4	$ 202.8	$ 541.2
Amounts reclassified to goodwill from intangibles and the impact of changes in foreign exchange rates	3.2	3.5	6.7
Balance, June 30, 2002	$ 341.6	$ 206.3	$ 547.9

(in millions, except share and per share data)

Statement 142 requires disclosure of net earnings, assuming the exclusion of amortization expense recognized in the periods for goodwill and intangible assets that will no longer be amortized, and changes in amortization periods for intangible assets that will continue to be amortized.

	Three months ended June 30,		Six months ended June 30,	
	2002	**2001**	**2002**	**2001**
Reported net earnings	$ 162.8	$ 103.1	$ 256.8	$ 187.5
Add back--goodwill amortization, net of income taxes	--	10.1	--	20.1
Adjusted net earnings	$ 162.8	$ 113.2	$ 256.8	$ 207.6
Basic earnings per share:				
Reported net earnings	$ 0.53	$ 0.34	$ 0.87	$ 0.63
Add back--goodwill amortization, net of income taxes	--	0.04	--	0.06
Adjusted net earnings	$ 0.53	$ 0.38	$ 0.87	$ 0.69
Diluted earnings per share:				
Reported net earnings	$ 0.53	$ 0.34	$ 0.87	$ 0.63
Add back--goodwill amortization, net of income taxes	--	0.04	--	0.06
Adjusted net earnings	$ 0.53	$ 0.38	$ 0.87	$ 0.69

Long Lived Assets

The adoption of Statement 144 did not have a material impact on either the results of operations or the financial position of Alcon.

(4) **Cash Flows--Supplemental Disclosure of Non-cash Financing Activities**

a) On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. As discussed further below, the redemption price for these preferred shares was CHF 3.634 billion.

b) In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the financial statements were to:

- decrease other current liabilities by $10.9
- decrease other long term liabilities by $23.3
- increase additional paid-in capital by $71.5
- decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $15.7, which was charged against earnings in the six months ended June 30, 2002 and was reflected as an adjustment in net cash from operating activities.

(in millions, except share and per share data)

c) In March 2002, Alcon entered into a forward contract to purchase CHF 3.634 billion, which represented the redemption value of the preferred shares. On May 29, 2002, the forward contract settled, and the proceeds were used to redeem the preferred shares. The gain on the forward contract offset the exchange loss on the redemption of the preferred shares.

(5) Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is computed assuming the exercise of employee stock options and the vesting of contingent restricted common shares granted to employees.

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended June 30,			
	2002		2001	
	Basic	Diluted	Basic	Diluted
Average common shares outstanding	307,662,529	307,662,529	300,000,000	300,000,000
Effect of dilutive securities:				
Employee stock options	----	317,345	----	----
Contingent restricted common shares	----	833,515	----	----
Total shares	307,662,529	308,813,389	300,000,000	300,000,000

	Six months ended June 30,			
	2002		2001	
	Basic	Diluted	Basic	Diluted
Average common shares outstanding	295,188,898	295,188,898	300,000,000	300,000,000
Effect of dilutive securities:				
Employee stock options	----	169,385	----	----
Contingent restricted common shares	----	490,132	----	----
Total shares	295,188,898	295,848,415	300,000,000	300,000,000

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price). These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The Alcon Board of Directors authorized the issuance of the restricted common shares effective on the IPO date. However, these shares were not recorded in the Zug, Switzerland, Trade Register until July 23, 2002. Accordingly, the conversion amounts were included in additional paid-in capital as shown in note 4(b), and no amounts were recorded in common stock at June 30, 2002. In addition, these shares were not included in the outstanding common shares in the accompanying balance sheet at June 30, 2002. The vested portion of the restricted common shares (which were no longer contingent) were included in the calculation of "average common shares outstanding" presented above.

Also contemporaneously with the IPO, Alcon granted employees and the independent directors incentive options to purchase approximately 6.3 million Alcon common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest on March 21, 2005 and expire on March 20, 2012.

(6) Inventories, at lower of cost or market

	June 30, 2002	December 31, 2001
Finished goods	$ 242.4	$ 219.8
Work-in-process	38.7	36.2
Raw materials	133.2	123.5
Total inventories	$ 414.3	$ 379.5

(7) Short Term Borrowings and Long Term Debt

	June 30, 2002	December 31, 2001
Short term borrowings:		
Lines of credit	$ 246.1	$ 192.1
Commercial paper	608.1	--
From affiliates	406.2	565.4
Bank overdrafts	43.3	48.0
Total short term borrowings	$ 1,303.7	$ 805.5

At June 30, 2002, the Company had several unsecured line of credit agreements, including bank overdraft agreements, totaling $526.4 with third parties that were denominated in various currencies.

	June 30, 2002	December 31, 2001
Long term debt:		
From affiliates	$ --	$ 600.0
License obligations	53.1	70.6
Bonds	44.3	39.6
Other	16.5	16.6
Total long term debt	113.9	726.8
Less current maturities of long term debt	23.8	29.4
Long term debt, net of current maturities	$ 90.1	$ 697.4

As of June 30, 2002, total borrowings from Nestle and its subsidiaries were $406.2.

(in millions, except share and per share data)

(8) **Business Segments**

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (e.g., prescription ophthalmic drugs), (2) surgical equipment and devices, (e.g., cataract, retinal, and refractive) and (3) contact lens care (e.g., disinfecting and cleaning solutions) and other vision care products (e.g., artificial tears). Business segment operations generally do not include research and development, manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with Generally Accepted Accounting Principles (GAAP). Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. Beginning in 2002, performance is being measured and reported on a GAAP basis. For consistency of presentation, business segment information for 2002 and 2001 is presented on a GAAP basis.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Three months ended June 30,					
	Sales		Operating Income		Depreciation and Amortization	
	2002	2001	2002	2001	2002	2001
United States	$ 451.8	$ 418.1	$ 205.6	$ 159.5	$ 20.2	$ 23.4
International	357.7	327.8	123.3	106.8	9.0	15.1
Segments total	809.5	745.9	328.9	266.3	29.2	38.5
Manufacturing operations			(7.6)	(8.6)	7.2	6.4
Research and development			(68.5)	(67.9)	1.9	1.8
General corporate			(15.9)	(13.8)	1.1	0.1
Total	$ 809.5	$ 745.9	$ 236.9	$ 176.0	$ 39.4	$ 46.8

(in millions, except share and per share data)

	Six months ended June 30,					
	Sales		Operating Income		Depreciation and Amortization	
	2002	2001	2002	2001	2002	2001
United States	$ 837.8	$ 749.9	$ 346.4	$ 283.9	$ 40.0	$ 46.8
International	678.2	650.8	232.1	214.0	17.7	31.7
Segments total	1,516.0	1,400.7	578.5	497.9	57.7	78.5
Manufacturing operations			(15.9)	(17.2)	13.9	12.4
Research and development			(139.9)	(126.3)	3.7	3.4
General corporate			(34.2)	(26.3)	1.7	0.2
Total	$ 1,516.0	$ 1,400.7	$ 388.5	$ 328.1	$ 77.0	$ 94.5

Certain amounts, previously reported in note 8 of the condensed consolidated financial statements for the three months ended March 31, 2002 and 2001, have been reclassified to conform to the above presentation.

(9) **Related Party Transactions**

Prior to the IPO, an Alcon employee participating in the Nestlé stock option plan agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as those incentive options discussed in note 5 to the condensed consolidated financial statements

.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2002 compared to three months ended June 30, 2001

Sales

Sales increased 8.5% to $809.5 million in the three months ended June 30, 2002 from $745.9 million in 2001, driven by strong performance of the pharmaceutical product line. Sales growth was partially offset by a 0.4% negative currency impact due to the strength of the U.S. dollar relative to most major currencies. At constant currency exchange rates, sales increased by 8.9% during this period.

Pharmaceutical sales grew 13.2% to $312.7 million in the three months ended June 30, 2002 from $276.3 million in 2001 (or 13.9% excluding the impact of currency fluctuations). Growth was driven primarily by increased sales of key branded pharmaceutical products, including TRAVATAN®, which was launched in April of 2001, and Patanol®. TRAVATAN® sales totaled $19.1 million in the three months ended June 30, 2002, compared to $0.9 million in 2001. Alcon has received approvals in 56 countries and has launched TRAVATAN® in 47 countries. Patanol® sales grew 8.0% to $78.0 million in the three months ended June 30, 2002 from $72.2 million in 2001. As expected, increased shipments to selected wholesalers in the first three months of 2002 to ensure product availability early in the allergy season had a moderating impact on sales of Patanol® in the second three months of 2002.

Surgical product sales grew 5.7% to $371.2 million in the three months ended June 30, 2002 from $351.3 million in 2001 (or 5.6% excluding the impact of currency fluctuations). Consumer eye care product sales increased 6.2% to $125.6 million in the three months ended June 30, 2002 from $118.3 million in 2001 (or 6.8% excluding the impact of currency fluctuations).

Sales in the United States increased 8.1% to $451.8 million in the three months ended June 30, 2002 from $418.1 million in 2001. Pharmaceutical sales led the growth in the United States, increasing 14.3% to $211.5 million in the three months ended June 30, 2002 from $185.1 million in 2001, with solid performance across major branded products, including Patanol®, CIPRO® HC, TRAVATAN®, TOBRADEX® and CILOXAN®. Sales of surgical products in the United States increased 2.8% to $172.5 million in the three months ended June 30, 2002 from $167.8 million in 2001, driven by growth of 11.3% in sales of IOLs, arising from increases in market share and growth in the overall market for IOLs. Sales of surgical products, excluding refractive products, increased $13.0 million (8.6%), but were partially offset by an $8.3 million decrease in sales of refractive products and related procedure fees. Because refractive surgery is elective, the number of refractive procedures performed is sensitive to the condition of the United States economy and consumer confidence. Although the United States economy appears to be stabilizing, consumer confidence remained weak in the quarter, resulting in lower procedure volumes compared to the previous year's second quarter. In addition, Alcon's management believes that doctors have deferred purchasing new refractive equipment until the return of consumer confidence is more clear. Consumer eye care product sales in the United States increased 4.0% to $67.8 million in the three months ended June 30, 2002 from $65.2 million in 2001. Most of this growth in consumer eye care product sales resulted from increased sales of general eye care products such as artificial tears products and ocular vitamins.

Sales in the rest of the world increased 9.1% to $357.7 million in the three months ended June 30, 2002 from $327.8 million in 2001. At constant exchange rates, sales outside of the United States increased 9.9%. Pharmaceutical sales outside the United States increased 11.0% to $101.2 million in the three months ended June 30, 2002 from $91.2 million in 2001. This growth came primarily from increased TRAVATAN® and TOBRADEX® sales. International surgical product sales increased 8.3% to $198.7 million in the three months ended June 30, 2002 from $183.5 million in 2001. Increases in sales of viscoelastics and IOLs led the improvement. Consumer eye care product sales in the rest of the world increased 8.9% to $57.8 million in the three months ended June 30, 2002 from $53.1 million in 2001. The increase in consumer eye care product sales was mainly due to strong performance of our OPTI-FREE®

disinfectants and artificial tears products. Excluding the impact of currency fluctuations, sales outside the United States grew 13.1% for pharmaceutical, 8.3% for surgical and 10.4% for consumer eye care products. Sales growth outside the United States was negatively affected by decreases in Japan and Argentina. In Japan, Alcon's second largest market, sales declined more than $4.1 million as currency exchange losses and pricing pressures, due to declining reimbursements, have exceeded volume gains. Sales in Argentina declined $5.0 million from currency exchange losses and volume decreases, although the inflationary economy supported some price increases.

The following table compares the product line sales in the three months ended June 30, 2002 with 2001:

	Three months ended June 30,	
	2002	2001
	(in millions)	
TOBRADEX®	$ 50.4	$ 45.4
CILOXAN®	26.6	23.5
Other	28.6	27.8
Total Anti-infectives/Combinations	**105.6**	**96.7**
TRAVATAN®	19.1	0.9
Other	70.5	66.3
Total Glaucoma	**89.6**	**67.2**
PATANOL®	78.0	72.2
Other	9.0	10.1
Total Allergy	**87.0**	**82.3**
CIPRO® HC	24.7	20.2
Other	1.3	3.3
Total Otic	**26.0**	**23.5**
Other Pharmaceuticals	**4.5**	**6.6**
TOTAL PHARMACEUTICALS	**312.7**	**276.3**
IOLs	113.5	104.0
Viscoelastics	45.4	40.5
Cataract/Vitrectomy Products	85.5	79.4
Refractive Products	16.1	24.1
Other Surgical Products	110.7	103.3
TOTAL SURGICAL	**371.2**	**351.3**
OPTI-FREE® Disinfectants	65.7	63.1
Artificial Tears	27.1	24.7
Other Consumer Eye Care	32.8	30.5
TOTAL CONSUMER EYE CARE	**125.6**	**118.3**
TOTAL SALES	$ **809.5**	$ **745.9**

Gross Profit

Gross profit increased 9.2% to $575.0 million in the three months ended June 30, 2002 from $526.7 million in 2001. Gross profit as a percent of sales increased to 71.0% in the three months ended June 30, 2002 from 70.6% in 2001, primarily due to variations in product mix during the period.

Operating Expenses

Selling, general and administrative expenses decreased 1.1% to $246.8 million in the three months ended June 30, 2002 from $249.5 million in 2001. This decrease in expenses resulted from a reduction in promotion and marketing expenses when compared to the same period in 2001. In the three months ended June 30, 2002, advertising costs for OPTI-FREE® Express® NoRub™ were approximately $4 million less than the same period in 2001 This reduction resulted from an advertising campaign for OPTI-FREE® Express® NoRub™ taking place in the first quarter of 2002 rather than during the second quarter (as was the case in 2001). Partly due to this timing difference, selling, general and administrative expenses decreased as a percent of sales to 30.5% in the three months ended June 30, 2002 from 33.4% in 2001.

Research and development expenses increased 2.6% to $74.2 million in the three months ended June 30, 2002 from $72.3 million in 2001. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products. Research and development expenses decreased slightly as a percent of sales to 9.2% in the three months ended June 30, 2002 from 9.7% in 2001.

Operating Income

Operating income increased 34.6% to $236.9 million in the three months ended June 30, 2002 from $176.0 in 2001. Operating income was favorably impacted by $10.7 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. Excluding the impact of this change, operating income increased 27.0%.

Interest and Other Expenses

Interest income decreased 26.7% to $9.6 million in the three months ended June 30, 2002 from $13.1 million in 2001, primarily as a result of lower short term interest rates in 2002 and lower investments. Interest expense decreased 59.7% to $12.2 million in the three months ended June 30, 2002 from $30.3 million in 2001 resulting from lower short term interest rates and decreased borrowings.

Because the proceeds from the initial public offering (IPO) of Alcon common shares were not used to redeem the Alcon preferred shares until May 29, 2002, these proceeds were used to reduce short term borrowings and to make short term investments during this period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred.

Income Tax Expense

Income tax expense increased 19.6% to $77.5 million in the three months ended June 30, 2002 from $64.8 million in 2001, mainly due to higher earnings. The reported effective tax rate decreased to 32.3% in the three months ended June 30, 2002 from 38.6% in 2001 mainly due to favorable tax settlements and the impact of implementing Statement 142.

Net Earnings

Net earnings increased 57.9% to $162.8 million in the three months ended June 30, 2002 from $103.1 million in 2001. Excluding the impact of one time expenses for changes to an employee deferred compensation plan and the estimated impact of the IPO proceeds on net interest expense in 2002, and adjusting 2001 for the impact of goodwill amortization to reflect the 2002 change in accounting method, net earnings increased 37.0% to $155.1 million for the three months ended June 30, 2002 from $113.2 million in 2001.

Earnings Per Share

Earnings per share increased 55.9% to $0.53 per share in the three months ended June 30, 2002 from $0.34 per share in 2001. Excluding the impact of one time expenses for changes to an employee deferred compensation plan and the estimated impact of the IPO proceeds on net interest expense in 2002, and adjusting 2001 for the impact of goodwill amortization to reflect the 2002 change in accounting method, earnings per share increased 31.6% to $0.50 per share for the three months ended June 30, 2002 from $0.38 per share in 2001.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Sales

Sales increased 8.2% to $1,516.0 million in the six months ended June 30, 2002 from $1,400.7 million in 2001, lead by growth in sales of pharmaceutical products. Overall growth was mitigated in part by a 1.6% negative currency impact due to the strength of the U.S. dollar relative to most major currencies. At constant currency exchange rates, sales increased by 9.8% during this period.

Pharmaceutical sales increased 14.4% to $560.9 million in the six months ended June 30, 2002 from $490.4 million in 2001 (or 15.9% excluding the impact of currency fluctuations). These increases were driven by growth of key branded pharmaceutical products, including TRAVATAN® and Patanol®. TRAVATAN® sales totaled $30.7 million in the six months ended June 30, 2002, compared to $6.0 million in 2001. Patanol® sales grew 24.1% to $120.5 million in the six months ended June 30, 2002 from $97.1 million in 2001.

Surgical product sales increased 4.8% to $708.7 million in the six months ended June 30, 2002 from $676.2 million in 2001 (or 6.3% excluding the impact of currency fluctuations). Consumer eye care product sales increased 5.3% to $246.4 million in the six months ended June 30, 2002 from $234.1 million in 2001 (or 7.1% excluding the impact of currency fluctuations).

Sales in the United States increased 11.7% to $837.8 million in the six months ended June 30, 2002 from $749.9 million in 2001. Pharmaceutical sales in the United States increased 19.7% to $372.2 million in the six months ended June 30, 2002 from $311.0 million in 2001, with strong performance across major branded products, including Patanol®, CIPRO® HC, TRAVATAN®, TOBRADEX® and CILOXAN®. Surgical product sales in the United States increased 6.1% to $333.6 million in the six months ended June 30, 2002 from $314.5 million in 2001, driven by growth of 13.6% in sales of IOLs, arising from increases in market share and growth in the overall market for IOLs. Sales of surgical products, excluding refractive products, increased $28.6 million (10.1%) but were partially offset by a $9.4 million decrease in sales of refractive products and related procedure fees. Consumer eye care product sales in the United States increased 6.0% to $132.0 million in the six months ended June 30, 2002 from $124.4 million in 2001. Most of this growth in consumer eye care product sales resulted from market share gains by OPTI-FREE® Express® NoRub™.

Sales in the rest of the world increased 4.2% to $678.2 million in the six months ended June 30, 2002 from $650.8 million in 2001. At constant exchange rates, sales outside of the United States increased 7.6%, driven largely by broad-based growth across all major product lines. Pharmaceutical sales outside the United States increased 5.2% to $188.7 million in the six months ended June 30, 2002 from $179.4 million in 2001. TRAVATAN® sales were responsible for most of this increase. Surgical product sales in the rest of the world increased 3.7% to $375.1 million in the six months ended June 30, 2002 from $361.7 million in 2001. The increase was primarily from growth in sales of IOLs and refractive products. Consumer eye care product sales in the rest of the world increased 4.3% to $114.4 million in the six months ended June 30, 2002 from $109.7 million in 2001. The increase in consumer eye care product sales was mainly due to strong performance of our OPTI-FREE® disinfectants and artificial tears products which was partially offset by decreases in sales of our daily and enzymatic contact lens care products. Excluding the impact of currency fluctuations, sales outside the United States grew 9.3% for pharmaceutical, 6.5% for surgical and 8.4% for consumer eye care. Sales growth outside the United States was negatively affected by decreases in Japan and Argentina. In Japan, Alcon's second largest market, sales declined $12.3 million as currency exchange losses and pricing pressures, from declining reimbursements, have exceeded volume gains. Sales in Argentina declined $10.2 million from currency exchange losses and volume decreases, although the inflationary economy supported some price increases.

The following table compares the product line sales in the six months ended June 30, 2002 with 2001:

	Six months ended June 30,	
	2002	2001
	(in millions)	
TOBRADEX®	$ 95.7	$ 89.8
CILOXAN®	54.0	46.1
Other	55.2	53.4
Total Anti-infectives/Combinations	**204.9**	**189.3**
TRAVATAN®	30.7	6.0
Other	139.2	128.2
Total Glaucoma	**169.9**	**134.2**
PATANOL®	120.5	97.1
Other	14.3	16.3
Total Allergy	**134.8**	**113.4**
CIPRO® HC	37.9	27.9
Other	1.6	5.7
Total Otic	**39.5**	**33.6**
Other Pharmaceuticals	**11.8**	**19.9**
TOTAL PHARMACEUTICALS	**560.9**	**490.4**
IOLs	215.1	201.7
Viscoelastics	84.7	77.7
Cataract/Vitrectomy Products	165.4	157.1
Refractive Products	33.0	38.8
Other Surgical Products	210.5	200.9
TOTAL SURGICAL	**708.7**	**676.2**
OPTI-FREE® Disinfectants	133.5	123.6
Artificial Tears	51.3	49.4
Other Consumer Eye Care Products	61.6	61.1
TOTAL CONSUMER EYE CARE	**246.4**	**234.1**
TOTAL SALES	$ **1,516.0**	$ **1,400.7**

Gross Profit

Gross profit increased 7.4% to $1,071.1 million in the six months ended June 30, 2002 from $997.0 million in 2001. However, gross profit as a percent of sales decreased to 70.7% in the six months ended June 30, 2002 from 71.2% in 2001, primarily due to certain one time expenses of $3.1 million incurred in 2002 related to changes made to an employee deferred compensation plan (see note 2 to the condensed consolidated financial statements), variations in product mix and the negative currency impact of the strengthening of the U.S. dollar against most major currencies during the first three months of 2002. Excluding the impact of one time expenses, gross profit as a percent of sales for the six months ended June 30, 2002 would have been 70.9%.

Operating Expenses

Selling, general and administrative expenses increased 5.6% to $499.2 million in the six months ended June 30, 2002 from $472.7 million in 2001. This increase in expenses resulted largely from certain one time expenses of $11.5 million incurred in 2002 related to changes made to an employee deferred compensation plan. Excluding the impact of one time expenses, selling, general and administrative expenses decreased as a percent of sales to 32.2% in the six months ended June 30, 2002 from 33.7% in 2001.

Research and development expenses increased 9.0% to $149.5 million in the six months ended June 30, 2002 from $137.2 million in 2001. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and certain one time expenses of $6.0 million incurred in 2002 related to changes made to an employee deferred compensation plan. Excluding the impact of one time expenses, research and development expenses decreased slightly as a percent of sales to 9.5% in the six months ended June 30, 2002 from 9.8% in 2001.

Operating Income

Operating income increased 18.4% to $388.5 million in the six months ended June 30, 2002 from $328.1 in 2001. Operating income was negatively impacted by certain one time expenses of $20.6 million incurred in 2002 related to changes made to an employee deferred compensation plan and, compared to 2001, was favorably impacted by $21.3 million due to the change in accounting for goodwill and intangibles resulting from implementation of Statement 142. Excluding the impact of this change, operating income increased 17.1% to $409.1 million in the six months ended June 30, 2002 from $349.4 million in 2001.

Interest and Other Expenses

Interest income decreased 43.3% to $16.4 million in the six months ended June 30, 2002 from $28.9 million in 2001, primarily as a result of lower short term interest rates in 2002 and lower investments. Interest expense decreased 47.2% to $31.5 million in the six months ended June 30, 2002 from $59.7 million in 2001 resulting from lower short term interest rates and decreased borrowings.

Because the proceeds from the initial public offering (IPO) of Alcon common shares were not used to redeem the Alcon preferred shares until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during this period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred.

Income Tax Expense

Income tax expense increased 4.9% to $123.7 million in the six months ended June 30, 2002 from $117.9 million in 2001, mainly due to higher earnings. The effective tax rate decreased to 32.5% in the six months ended June 30, 2002 from 38.6% in 2001 mainly due to favorable tax settlements and the impact of implementing Statement 142.

Net Earnings

Net earnings increased 37.0% to $256.8 million in the six months ended June 30, 2002 from $187.5 million in 2001. Excluding the impact of one time expenses for changes to an employee deferred compensation plan and the estimated impact of the IOP proceeds on net interest expense in 2002, and adjusting 2001 for the impact of goodwill amortization to reflect the 2002 change in accounting method, net earnings increased 26.8% to $263.3 million for the six months ended June 30, 2002 from $207.6 million in 2001.

Earnings Per Share

Earnings per share increased 38.1% to $0.87 per share in the six months ended June 30, 2002 from $0.63 per share in 2001. Excluding the impact of one time expenses for changes to an employee deferred compensation plan and the estimated impact of the IPO proceeds on net interest expense in 2002, and adjusting 2001 for the impact of goodwill amortization to reflect the 2002 change in accounting method, earnings per share increased 29.0% to $0.89 per share in the six months ended June 30, 2002 from $0.69 per share in 2001.

Liquidity and Capital Resources

In the six months ended June 30, 2002, Alcon generated operating cash flow of $255.3 million. Net cash used in investing activities in the six months ended June 30, 2002 was $49.6 million, including $47.1 million of capital expenditures primarily related to improvements in manufacturing facilities.

Alcon expects to meet its current liquidity needs, primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. Alcon expects to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which should be sufficient even if sales were adversely affected as compared to expectations.

Redeemable Preferred Shares

On February 25, 2002, Nestlé, the shareholder of Alcon, converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. No dividends were paid on the preferred shares. The proceeds, net of related costs including taxes, from the IPO were used temporarily to reduce short term borrowings and to make short term investments until Alcon could redeem the preferred shares. On May 29, 2002, using cash from liquidating short term investments and from short term borrowings, Alcon redeemed all preferred shares (held by Nestlé) for $2,188.0 as described more fully in the prospectus dated March 20, 2002 on file with the Securities and Exchange Commission.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the six months ended June 30, 2002 would have been:

Basic earnings per common share	$ 0.84
Diluted earnings per common share	$ 0.84
Basic weighted average common shares	304,052,157
Diluted weighted average common shares	304,711,674

Credit and Commercial Paper Facilities

As of June 30, 2002, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $3 billion available worldwide, including a $2 billion commercial paper facility. As of June 30, 2002, $608.1 million of the commercial paper was outstanding. Alcon and its subsidiaries also had available commitments of $437.5 million under unsecured revolving credit facilities with Nestlé and its affiliates; at June 30, 2002, $406.2 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft agreements, totaling approximately $526.4 million under which there was an aggregate outstanding balance of $289.4 million.

The majority of these facilities are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had an average interest rate between 4% and 5% for the six months ended June 30, 2002.

Cash and Investment Availability

At June 30, 2002, Alcon had $148.0 million in cash, cash equivalents, and investments.

Alcon's management believes that this level, in connection with the credit and commercial paper facilities, should be sufficient to fund expected operational requirements.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgements on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Impairment of Intangible Assets: Statement of Financial Accounting Standard No. 142, Goodwill and Intangible Assets, requires us to assess the recoverability of goodwill, which represents the excess of purchase price over fair value of net assets acquired, annually. To the extent that our management determines that goodwill cannot be recovered, that goodwill is considered impaired and is treated as an expense incurred in the period in which the impairment occurs.

Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities may ultimately differ from those estimates if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. Litigation, by its nature, is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome on such claims. Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle those uncertainties.

Market Risks

Interest Rate Risks
Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks. At June 30, 2002, the majority of our loans were short-term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents, and short-term investments in floating rate investments.

Credit Risks
In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount range from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 15 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks
We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. In addition, the scheduled redemption of preferred stock, redeemable in Swiss frances, was hedged. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quanitative Disclosure Concerning Market Risk

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. The financial instruments included in our sensitivity analysis are currency forward contracts. Such contracts generally have a duration of three to six months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within six months of that date. The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates. For contracts outstanding as of June 30, 2002, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately $16.2 million. Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $16.2 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates. Exchange rates, however, rarely move in the same direction. The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of June 30, 2002, approximately 5% of our debt was long term fixed-rate loans. We also had short term floating-rate investments and deposits equal to approximately 15% of our short term floating-rate debt at June 30, 2002. The excess amount of our short term debt over our short-term investments and deposits is exposed to fluctuations in short term interest rates. A 1% increase in short term interest rates would have decreased our pre-tax earnings by $11.5 million and a 1% decrease in short term interest rates would have increased our pre-tax earnings by $11.5 million.

Caution Concerning Forward Looking Statements

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Trademarks

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   August 1, 2002   By   /s/ Martin Schneider
                                       Name: Martin Schneider
                                       Title: Area Controller

Date   August 1, 2002   By   /s/ Stefan Basler
                                       Name: Stefan Basler
                                       Title: Finance Manager